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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 5)*

                               Aradigm Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)

                           Common Stock, no par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    38505103
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                              Louis S. Citron, Esq.
                           New Enterprise Associates
                   1119 St. Paul Street, Baltimore, MD 21202
                                 (410) 246-2927
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                January 30, 2007
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box |_|.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


PERSONS WHO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

                                 Schedule 13D


ITEM 1.  SECURITY AND ISSUER.

      This statement relates to the common stock, no par value (the "Common Stock"), of Aradigm Corporation (the "Issuer") having its principal executive office at 3929 Point Eden Way, Hayward, CA 94545.

ITEM 2.  IDENTITY AND BACKGROUND.

     This statement is being filed by New Enterprise Associates 10, Limited Partnership ("NEA 10"), NEA Partners 10, Limited Partnership ("NEA Partners 10"), which is the sole general partner of NEA 10, and Stewart Alsop ("Alsop"), Michael James Barrett ("Barrett"), Peter J. Barris ("Barris"), Robert T. Coneybeer ("Coneybeer"), Nancy L. Dorman ("Dorman"), Ronald H. Kase ("Kase"), C. Richard Kramlich ("Kramlich"), Thomas C. McConnell ("McConnell"), Peter T. Morris ("Morris"), Charles W. Newhall III ("Newhall"), Mark W. Perry ("Perry"), Scott D. Sandell ("Sandell") and Eugene A. Trainor III ("Trainor") (collectively, the "General Partners"). The General Partners are the individual general partners of NEA Partners 10. NEA 10, NEA Partners 10 and the General
Partners  are  sometimes  referred  to  collectively  herein  as the  "Reporting
Persons."

     The address of the principal business office of NEA 10, NEA Partners 10, Barrett, Dorman, Newhall and Trainor is New Enterprise Associates, 1119 St. Paul Street, Baltimore, MD 21202. The address of the principal business office of Alsop, Coneybeer, Kase, Kramlich, McConnell, Morris, Perry and Sandell is New Enterprise Associates, 2490 Sand Hill Road, Menlo Park, California 94025. The address of the principal business office of Barris is New Enterprise Associates, 11951 Freedom Drive, Suite 1240, Reston, Virginia 20190.

     The principal business of NEA 10 is to invest in and assist growth-oriented businesses located principally in the United States. The principal business of NEA Partners 10 is to act as the sole general partner of NEA 10. The principal business of each of the General Partners is to act as a general partner of NEA Partners 10 and a number of affiliated partnerships with similar businesses.

     During the five years prior to the date hereof, none of the Reporting Persons has been convicted in a criminal proceeding or has been a party to a civil proceeding ending in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     Each of NEA 10 and NEA Partners 10 is a limited partnership organized under the laws of the State of Delaware. Each of the General Partners is a United States citizen.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     Not applicable.


ITEM 4.  PURPOSE OF TRANSACTION.

     Not applicable.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

    Each Reporting Person has ceased to own beneficially five percent (5%) or more of the Issuer's outstanding Common Stock.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     Not applicable.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

     Exhibit 1 - Agreement regarding filing of joint Schedule 13D

                                   SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 2, 2007

NEW ENTERPRISE ASSOCIATES 10,
  LIMITED PARTNERSHIP


By:     NEA PARTNERS 10, LIMITED PARTNERSHIP
        General Partner

        By:          *
           --------------------------
           Charles W. Newhall III
           General Partner


NEA PARTNERS 10, LIMITED PARTNERSHIP


By:           *
   --------------------------
   Charles W. Newhall III
   General Partner

           *
--------------------------
Stewart Alsop


           *
--------------------------
Michael James Barrett


           *
--------------------------
Peter J. Barris


           *
--------------------------
Robert T. Coneybeer


           *
--------------------------
Nancy L. Dorman

           *
--------------------------
Ronald H. Kase


           *
--------------------------
C. Richard Kramlich


           *
--------------------------
Thomas C. McConnell


           *
--------------------------
Peter T. Morris


           *
--------------------------
Charles W. Newhall III


           *
--------------------------
Mark W. Perry


           *
--------------------------
Scott D. Sandell


           *
--------------------------
Eugene A. Trainor III





                                *By:  /s/ Louis S. Citron
                                      ---------------------------
                                      Louis S. Citron
                                      As attorney-in-fact





*This Amendment No. 5 to Schedule 13D was executed by Louis S. Citron pursuant to Powers of Attorney which have been filed with the Securities and Exchange Commission on June 25, 2003 in connection with Amendment No. 4 to Schedule 13D filing for Aradigm Corporation, which Powers of Attorney are incorporated herein by reference.

EXHIBIT 1

                                   AGREEMENT

        Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, the undersigned hereby agree that only one statement containing the information required by Schedule 13D need be filed with respect to the ownership by each of the undersigned of shares of stock of Aradigm Corporation.

         EXECUTED this 2nd day of March, 2007.

NEW ENTERPRISE ASSOCIATES 10,
  LIMITED PARTNERSHIP


By:     NEA PARTNERS 10, LIMITED PARTNERSHIP
        General Partner

        By:          *
           --------------------------
           Charles W. Newhall III
           General Partner


NEA PARTNERS 10, LIMITED PARTNERSHIP


By:           *
   --------------------------
   Charles W. Newhall III
   General Partner

           *
--------------------------
Stewart Alsop


           *
--------------------------
Michael James Barrett


           *
--------------------------
Peter J. Barris


           *
--------------------------
Robert T. Coneybeer


           *
--------------------------
Nancy L. Dorman

           *
--------------------------
Ronald H. Kase


           *
--------------------------
C. Richard Kramlich


           *
--------------------------
Thomas C. McConnell


           *
--------------------------
Peter T. Morris


           *
--------------------------
Charles W. Newhall III


           *
--------------------------
Mark W. Perry


           *
--------------------------
Scott D. Sandell


           *
--------------------------
Eugene A. Trainor III





                                *By:  /s/ Louis S. Citron
                                      ---------------------------
                                      Louis S. Citron
                                      As attorney-in-fact




*This Agreement with respect to Amendment No. 5 to Schedule 13D was executed by Louis S. Citron pursuant to Powers of Attorney which have been filed with the Securities and Exchange Commission on June 25, 2003 in connection with Amendment No. 4 to Schedule 13D filing for Aradigm Corporation, which Powers of Attorney are incorporated herein by reference.